FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

One Franklin Parkway

San Mateo, CA 94403-1906

April 29, 2015

Via EDGAR Transmission

Naseem Nixon

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:      Franklin Templeton Variable Insurance Products Trust (Registrant)

            File Nos. 033-23493 and 811-05583

Dear Ms. Nixon:

On behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933 (1933 Act), the undersigned hereby submits to the U.S. Securities and Exchange Commission (Commission) this application for the withdrawal of Post-Effective Amendment No. 88 as filed with the Commission on April 27, 2015 (Amendment), proposed to become effective on May 1, 2015, to the registration statement (Registration Statement) of the Registrant on Form N-1A under the 1933 Act and the Investment Company Act of 1940 (1940 Act).  The Amendment had been inadvertently submitted in advance of the receipt of acceleration from the Commission staff for a previous amendment filed under Rule 485(a)(1) for Franklin VolSmart Allocation VIP Fund, a series of the Registrant, filed on April 20, 2015 with the Commission (Post-Effective Amendment No. 87 to the Registration Statement of the Registrant on Form N-1A under the 1933 Act and the 1940 Act) (VolSmart Amendment).  The Amendment was filed on EDGAR submission type 485BPOS, which was accepted via the EDGAR system at 2:25 p.m. on April 27, 2015 (Accession No. 0001379491-15-000334).  The Amendment will be re-filed after receipt of the acceleration order for the VolSmart Amendment.  The Amendment had not become effective and securities were not sold in connection with the offering under the Amendment.

Therefore, the Registrant respectfully submits this application for withdrawal of the Amendment (Accession No 0001379491-15-000334) filed under the EDGAR submission type 485BPOS.  If you have any questions, please contact Kristin H. Ives at (215) 564-8037 or Amy C. Fitzsimmons at (215) 564-8711.

Very truly yours,

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Secretary and Vice President

Franklin Templeton Variable Insurance Products Trust

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